SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 16, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
National Register of Legal Persons 02.570.688/0001 - 70
Board of Trade 533 0000 581 – 8
Publicly-held company
Brazilian Securities and Exchange Commission (CVM) 01768-0

MATERIAL FACT

Minutes of the Meeting of the Board of Directors held on June 15, 2004.

Date, time and place:
On the 15th (fifteenth) day of June, 2004, at 11:30 a.m., at Av. Presidente Wilson no. 231, 28th floor (part), City of Rio de Janeiro, State of Rio de Janeiro.

Notice of Meeting:
Notice of the meeting was given by written communication dated June 4, 2004 and signed by the Chairman of the Board of Directors, Mr. Luis Octavio Carvalho da Motta Veiga (Doc. I).

Attendance:
The effective members of the Board of Directors of Brasil Telecom Participações S.A. (“BTP”) were present at the meeting: Luis Octavio Carvalho da Motta Veiga, Arthur Joaquim de Carvalho, Verônica Valente Dantas, Lênin Florentino de Faria and Fabio de Oliveira Moser. The alternate member of the Board of Directors of BTP, Mrs. Daniela Maluf Pfeiffer, was also present at the meeting.

Opening:
The meeting was chaired by Mr. Luis Octavio Carvalho da Motta Veiga, who invited Mr. Gabriel Filipe Corrêa de Andrade to act as secretary.

1. Agenda:

To decide on the proposal made by BTP´s Senior Management (Diretoria) for the issue of non-convertible debentures by Brasil Telecom S.A. (“BT”) and for the grant of a guaranty (fiança) by BTP to BT, as security for the said issuance.

Resolutions:

In view of the fact that these Minutes of Meeting will be written in summary form, it was resolved that the Directors may submit reasons for their votes in a separate document to be filed in BTP´s headquarters.

The Chairman noted receipt of a Voting Instruction for the members of the Board of Directors elected at the nomination of Invitel S.A. (“Invitel”), which will be filed in BTP´s headquarters (Doc. II).

1.

The Chairman then examined the matters set out on the Agenda for the Meeting, and gave the floor to Mr. Raimundo Barretto Bastos, BT´s Officer of Financial Operations (Diretor de Operações Financeiras), who gave a brief explanation of BTP´s Senior Management´ proposal for the fourth issuance of debentures and the consequent grant of a guaranty by BTP to BT, a copy of which shall be filed in BTP´s headquarters (Docs. III) (“Proposal”).

The matter was put to a vote, the members of BTP´s Board of Directors present at the meeting approved unanimously the proposal put forward by BTP´s Senior Management, to the effect that BTP should grant a guaranty of BT´s pecuniary obligations, as security for the fourth issuance of non convertible debentures (being the third public issuance of debentures), within the terms of the Proposal, a copy of which shall be filed in BTP´s headquarters (Docs. III), authorizing the Senior Management of BTP to perform any and all such acts as may be necessary to grant the guaranty hereby approved, including, among others, the signing of the indenture for the debenture issuance and any amendments thereto and any other documents related to the grant of the guaranty for the issue of debentures by BT. The fee for insurance of the guaranty hereby approved shall be 0.42% (forty-two one-hundredths percent) per year over the guaranteed amount.

Adjournment:
There being no further matters, the Meeting was adjourned for the writing of these Minutes.

This is a faithful copy of the original minutes written in the book of minutes of the meetings of the Board of Directors.

Rio de Janeiro, June 15, 2004.

Luis Octavio da Motta Veiga Chairman	Gabriel Filipe Corrêa de Andrade Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer